UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Issuance of Bond Certificates in Mexico For Ps. 4.5 Billion

GUADALAJARA, Mexico, May 07, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announced today that it successfully completed the issuance of 45 million long-term bond certificates in Mexico (Certificados Bursátiles) at a nominal value of Ps. 100 each (One hundred pesos 00/100), for a total value of Ps. 4.5 billion, issued jointly. The amount of the issuance was up to Ps. 3.0 billion with a greenshoe option of up to 50%, which was reached at the closing of the issuance.

The bond certificates were issued in accordance with the following terms:

  25 million 4-year bond certificates were issued under the ticker symbol “GAP21”, at a nominal value of Ps. 100 (One hundred pesos 00/100) each, for a total value of Ps.2.5 billion (Two point five billion pesos 00/100). Interest will be payable every 28 days at a variable rate of TIIE-28 plus 60 basis points; the principal will be due at maturity on May 2, 2025, with an early payment option.

  20 million 7-year bond certificates were issued under the ticker symbol “GAP21-2”, at a nominal value of Ps. 100 (One hundred pesos 00/100) each, for a total value of Ps. 2.0 billion (Two billion pesos 00/100). Interest will be payable every 182 days at a fixed rate of 7.91%; the principal will be due at maturity on April 28, 2028, with an early payment option.

Proceeds from the issuance will be allocated to commercial investments and fulfilling investments committed under the Master Development Program in Mexico, as well as the paying of financial liabilities due in July 2021.

The issuances obtained credit ratings of “Aaa.mx” by Moody’s and “MxAAA” by S&P, on a national scale.

The order book reached an over-subscription of 5.8x over the Ps. 3.0 billion.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: May 7, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer